Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131712-05

SUPPLEMENT dated April 19, 2007
(To Preliminary Prospectus Supplement dated April 17, 2007
To Prospectus dated April 26, 2006)

$828,036,000 (Approximate)

Saxon Mortgage Loan Asset Backed Certificates, Series 2007-2
Principal and interest distributable monthly, beginning in May 2007

The Risk Factor entitled “Second Liens on the Mortgaged Property Increase Risk of Loss” on page S-30 in the accompanying preliminary prospectus supplement is hereby deleted in its entirety and replaced with the following:

Second Liens on the Mortgaged Property Increase Risk of Loss

At the time of origination of approximately 14.98% of the mortgage loans, by aggregate stated principal balance of the mortgage loans as of the cut-off date, the related borrowers obtained second lien mortgage loans secured by the same mortgaged properties that secure the borrowers’ mortgage loans included in the trust fund. Investors should also be aware that borrowers may obtain secondary mortgage financing secured by their mortgaged properties following the date of origination of the mortgage loans in the trust estate. Mortgage loans of borrowers that have also obtained second lien mortgage loans secured by the same mortgaged property may experience higher rates of default than mortgage loans of borrowers that have not obtained second lien mortgage loans.

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All of the other portions of the preliminary prospectus supplement shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the preliminary prospectus supplement.

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The date of this Supplement is April 19, 2007